SO
4/5/04

04015316

SECURI… …MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-26128~~ 8-44759

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarion American Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4811 South 76th Street, Suite 310
(No. and Street)

Milwaukee, (City) Wisconsin (State) 53220-4364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Nath (414) 277-7888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue, (Address) Milwaukee, (City) Wisconsin (State) 53221 (Zip Code)

RECEIVED MAR 3 1 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 07 2004 THOMSON FINANCIAL

Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form displays a currently valid JMB control number.

OATH OR AFFIRMATION

I, Michael A. Nath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarion American Securities, Inc., as of March, 9, 20 04, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Gloria M. Gestl

Notary Public

GLORIA M. GESTL NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARION AMERICAN SECURITIES, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2003 AND DECEMBER 31, 2002

Prepared by:
Hau & Associates, S. C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

CLARION AMERICAN SECURITIES, INC.

DECEMBER 31, 2003 AND DECEMBER 31, 2002

TABLE OF CONTENTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

March 9, 2004

To the Board of Directors of
Clarion American Securities, Inc.

We have audited the accompanying balance sheets of Clarion American Securities, Inc. as of December 31, 2003 and December 31, 2002 and the related statements of operations and retained earnings (accumulated deficit), statements of stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarion American Securities, Inc. as of December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hau & Associates, S.C.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	As of December 31, 2003			As of December 31, 2002		
ASSETS	**Allowable**	**Non-Allowable**	**Total**	**Allowable**	**Non-Allowable**	**Total**
Current Assets:						
Cash	$ 9,691	$ -	$ 9,691	$ 1,447	$ -	$ 1,447
Prepaid expenses	-	2,657	2,657	-	1,887	1,887
Corporate income tax estimates	-	-	-	140	-	140
State withholding tax deposits	266	-	266	-	-	-
Investment in common stock available for sale (identified cost of $39,585) - Note 2 & 3	44,320	15,775	60,095	22,923	6,372	29,295
Total current assets	54,277	18,432	72,709	24,510	8,259	32,769
Fixed Assets:						
Office equipment	-	9,248	9,248	-	9,248	9,248
Furniture and fixtures	-	4,769	4,769	-	4,769	4,769
Total cost	-	14,017	14,017	-	14,017	14,017
Less: Accumulated depreciation	-	(13,849)	(13,849)	-	(13,737)	(13,737)
Net fixed assets - Note 2 & 4	-	168	168	-	280	280
Other Assets - Deferred income taxes - Note 6	-	-	-	-	905	905
Total Assets	$ 54,277	$ 18,600	$ 72,877	$ 24,510	$ 9,444	$ 33,954

LIABILITIES AND STOCKHOLDER'S EQUITY	2003	2002
Current Liabilities:		
Accounts payable	$ 278	$ -
Property taxes payable	-	89
Deferred income taxes - Note 6	-	-
Corporate income taxes payable - Note 6	4,162	-
Payroll taxes payable	29	10,162
Total current liabilities	4,469	10,251
Contingent Liabilities - Note 10		
Stockholder's Equity:		
Common stock - no par value; 8,000 shares authorized; 100 shares issued and outstanding - Note 7	$ 16,240	$ 16,240
Additional paid-in-capital	107,038	107,038
Retained earnings (accumulated deficit)	(75,380)	(89,285)
Accumulated unrealized gain (loss) on securities, net of deferred income taxes	20,510	(10,290)
Total stockholder's equity	68,408	23,703
Total Liabilities and Stockholder's Equity	$ 72,877	$ 33,954

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

	For the Years Ended December 31			
Revenues:		**2003**		**2002**
Underwriting fees	$	63,238	$	50,000
Mutual fund and insurance commissions		2,601		3,256
Total revenues		**65,839**		**53,256**
Expenses:				
Officer salaries - Note 5	$	22,500	$	30,000
Related payroll taxes		1,935		2,351
Accounting		5,297		3,969
Bank charges		202		255
Commissions		2,458		734
Depreciation		112		272
Dues and subscriptions		3,860		2,600
Entertainment		1,988		1,873
Insurance		519		638
Licenses and permits		-		90
Miscellaneous		536		598
Office supplies		342		2,775
Personal property taxes		93		(67)
Postage		23		-
Printing		33		-
Rent - Note 9		1,962		3,560
Telephone		1,814		1,602
Travel		101		2,278
Utilities		-		150
Vehicle expenses		1,224		622
Total operating expenses		**44,999**		**54,300**
Operating income (loss)	**$**	**20,840**	**$**	**(1,044)**
Other income (expense):				
Interest	$	(821)	$	(405)
Miscellaneous		(973)		(3,491)
Income (loss) before taxes	**$**	**19,046**	**$**	**(4,940)**
Income tax expense (credit) - Note 2 and 6		**5,141**		**16,214**
Net income (loss) for the year	**$**	**13,905**	**$**	**(21,154)**
Retained earnings (accumulated deficit)- beginning of year		**(89,285)**		**(68,131)**
Retained earnings (accumulated deficit) - end of year	**$**	**(75,380)**	**$**	**(89,285)**

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

	Common Stock	Additional Paid-in-capital	Retained Earnings (Deficit)	Accumulated Unrealized Gain (Loss) on Securities, Net of Deferred Income Taxes	Total
Balances, December 31, 2001	**$ 16,240**	**$ 107,038**	**$ (68,131)**	**$ 41,867**	**$ 97,014**
Increase in paid-in-capital	N/A	-	N/A	N/A	-
Net income (loss)	N/A	N/A	(21,154)	-	(21,154
Other comprehensive income:					
Unrealized gain (loss) on securities (Note 3)	-	-	-	(63,770)	(63,770
Increase (decrease) in net deferred income tax asset (Notes 2, 6)	N/A	N/A	N/A	11,613	11,613
Balances, December 31, 2002	**$ 16,240**	**$ 107,038**	**$ (89,285)**	**$ (10,290)**	**$ 23,703**
Increase in paid-in-capital	N/A	-	N/A	N/A	-
Net income (loss)	N/A	N/A	13,905	-	13,905
Other comprehensive income:					
Unrealized gain (loss) on securities (Note 3)	-	-	-	30,800	30,800
Increase (decrease) in net deferred income tax asset (Notes 2, 6)	N/A	N/A	N/A	-	-
Balances, December 31, 2003	**$ 16,240**	**$ 107,038**	**$ (75,380)**	**$ 20,510**	**$ 68,408**

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

	For the Years Ended December 31	
	2003	2002
Cash flows from operating activities:		
Net income (loss)	**$ 13,905**	**$ (21,154)**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	112	272
Deferred income taxes	905	16,214
Change in assets and liabilities:		
Decrease (increase) in:		
Corporate income tax deposits	140	-
State withholding tax deposits	266	-
Prepaid expenses	(936)	64
Increase (decrease) in:		
Accounts payable	278	-
Corporate income taxes payable	4,162	-
Payroll taxes payable	(10,499)	5,785
Personal poperty taxes payable	(89)	(136)
Net cash provided by (used for) operating activities	**8,244**	**1,045**
Cash flows from investing activities:		
Purchase of office equipment	-	(350)
Net cash used for investing activities	**-**	**(350)**
Net increase (decrease) in cash	**$ 8,244**	**$ 695**
Cash at beginning of year	**1,447**	**752**
Cash at end of year	**$ 9,691**	**$ 1,447**

See Also Note 11 for supplemental cash flow disclosures.

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

Note 1 - Nature of Operations

Clarion American Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Clarion American Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Statement Preparation
The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Revenues from preliminary due diligence and market feasibility studies are recorded when received. These revenues are mutually agreed to be non-accountable and nonrefundable.

Revenues from underwriting contracts are recognized using the percentage of completion method, measured by costs and services incurred or performed as of the date of financial statements, over total costs and services expected to be incurred. Any revenues associated with direct costs, such as legal expenses, are recorded in the period such expenses are incurred.

Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Fixed Assets and Related Depreciation
Office equipment, furniture, and fixtures are recorded at cost. Depreciation is calculated using accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operations; betterments are capitalized. The cost of fixed assets sold or otherwise disposed of and the related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Financial Instruments
Other than securities described below, the company has no financial instruments for which the carrying value materially differs from fair value.

Security Valuation
Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Note 2 - Summary of Significant Accounting Policies (Cont'd)

Income Taxes

Income tax expense is based on pre-tax financial statement income with an appropriate deferred tax provision to provide for the tax effect of temporary timing differences between financial statement income and federal taxable income. The temporary timing differences relate to net operating loss carryforwards and contribution carryforwards and unrealized gains and losses on securities.

Note 3 – Investment in Common Stock

The Investment in common stock is available for sale with an identified cost of $39,585. Unrealized gains and losses are recorded as comprehensive income in the statement of stockholders equity. Realized gains and losses are included in income in the period they are realized. The cost, unrealized gains (losses), and deferred income liability related to the investment in common stock as of December 31, 2003 and December 31, 2002 are as follows:

	2003	2002
Cost - investment in common stock	$ 39,585	$ 39,585
Unrealized gain (loss) on security	20,510	(10,290)
Total fair market value	$ 60,095	$ 29,295
Cummulative unrealized gain (loss) on security	$ 20,510	$ (10,290)
Less: Deferred income tax asset (liability)	-	-
Accumulated unrealized gain on securities, net of deferred income taxes	$ 20,510	$ (10,290)

Note 4 - Fixed Assets

The cost of assets held and related accumulated depreciation are summarized as follows:

	December 31	
Cost	**2003**	**2002**
Office equipment	$ 9,248	$ 9,248
Furniture and fixtures	4,769	4,769
Total cost	14,017	14,017
Less: Accumulated depreciation	(13,849)	(13,737)
Net fixed assets	$ 168	$ 280

CLARION AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
DECEMBER 31, 2003 AND DECEMBER 31, 2002

Note 5 - Related Party Transactions

Officer Salaries

For the years ended December 31, 2003 and December 31, 2002, Clarion American Securities, Inc. paid salaries of $22,500 and $27,500 respectively to the individual who is part of the tenants-in-common who own the common stock.

Rents

As of July, 2003 Clarion American Securities, Inc. has operated out of office space provided at no charge by Zyzeon Capital Corp., a customer of Clarion American Securities (See also Note 9).

Note 6 - Income Taxes

Income tax expense (benefit) for the year ended December 31, 2003 consists of the following:

	Year Ended December 31, 2003		
	Statement of Operations	Other Comprehensive Basis of Income	Total
Current:			
Federal	$ 2,695	$ -	$ 2,695
State	1,541	-	1,541
Total current income tax expense	4,236	-	4,236
Deferred:			
Federal	576	-	576
State	329	-	329
Total deferred income tax expense	905	-	905
Income tax expense (benefit)	$ 5,141	$ -	$ 5,141

CLARION AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
DECEMBER 31, 2003 AND DECEMBER 31, 2002

Note 6 - Income Taxes (Cont'd)

As of December 31, 2003, the Company has federal and State net tax operating loss carryforwards available to offset its future federal and State income tax liabilities as follows:

					Related	
Tax	Year of		Net Tax Operating Loss		Deferred Tax Benefit	
Year	Expiration		Federal	State	Federal	State
1994	2005	*	$ 13,097	$ 11,910	$ 1,823	$ 941
1995	2005	*	525	525	73	41
1996	2005	*	360	1,215	40	96
1997	2005	*	51,763	51,763	7,151	4,089
1999	2005	*	9,677	9,677	1,337	765
	Total		$ 75,422	$ 75,090	$ 10,424	$ -

* IRS Code Section 382 limits both the amount of net operating loss carryforwards and the year of expiration when there are changes in ownership (See Also Note 7 below). As a result, the year of expiration for the net operating losses is 5 years from the date of change in ownership, February 28, 2005. Based on the purchase price paid by the new owner, the amount of the Company's net operating loss available for carryforward is limited to the unrealized built-in gain at the time of change of ownership, but it can only be utilized when the related property (in this case, common stock) is sold. **No net operating loss deferred tax benefit has been recorded in the financial statements due to the low probability of the stock being sold before February 28, 2005.**

Note 7 - Stockholders' Equity and Change in Ownership

In 1992, the Company issued 100 shares of no-par value common stock to its sole shareholder, Thomas S. Culver for $16,240 at $162.40 per share. On February 29, 2000 all 100 shares were sold by the sole shareholder to Michael A Nath (individual) and Chiron Capital Corporation (Wisconson corporation) as tenants-in-common. Chiron Capital Corporation is a passive investor that has appointed Michael A Nath to act as agent and fiduciary for Chiron Capital Corporation with respect to all matters involving Clarion American Securities, Inc. The purchase price of the stock was $100, or $1.00 per share. As of December 31, 2003 and December 31, 2002, there were 8,000 shares of common stock authorized, and 100 shares of common stock issued and outstanding.

Note 8 - Net Capital Requirements

Clarion American Securities, Inc. introduces and forwards as a broker all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Clarion American Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules).

As of December 31, 2003, and December 31, 2002, Clarion American Securities, Inc.'s excess net capital was $44,808 and $9,259, respectively.

The fact that Clarion American Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis exempts the Corporation from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 9 - Operating Lease

Rent

During the years ended December 31, 2003 and December 31, 2002, Clarion American Securities, Inc. used office space at the home of the principal shareholder. Since July, 2003 Clarion American Securities, Inc. has operated rent free in office space provided by Zyzeon Capital Corp., a customer of Clarion American Securities, Inc. For the year ended December 31, 2003, rent amounted to $1,962. For the year ended December 31, 2002, rent amounted to $3,560.

There are no future minimum lease payments under operating leases with initial non-cancelable lease terms of one year or more.

Note 10 - Contingent Liabilities

The Company was not involved in any litigation as defendant or plaintiff, which would materially change the company's financial position or results of operations.

See also Note 7 for information on change in ownership as of February 29, 2000.

Note 11 - Additional Cash Flow Disclosures

Cash outlays for interest expense amounted to $821 for the year ended December 31, 2003 and $450 for the year ended December 31, 2002.

Note 11 - Additional Cash Flow Disclosures (Cont'd)

Cash outlays (net refunds) by Clarion American Securities, Inc. for income taxes for the years ended December 31, 2003 and December 31, 2002 consisted of the following:

	Year Ended December 31	
Description:	2003	2002
Prior year's tax liability - Federal	$ -	$ -
- State	-	-
Current year estimates - Federal	-	-
- State	-	-
Cash outlay (net refund)	$ -	$ -

Note 12 – Risk Management

The company is exposed to various risks of loss related to torts; theft of damage to the destruction of assets; errors and omissions and natural disasters for which the company carries commercial insurance. There has been no significant reduction in coverage from the prior year, and settlements have not exceeded coverage in the past three years.

March 9, 2004

To the Board of Directors of
Clarion American Securities, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied in the audit of the related basic financial statements.

In our opinion, the accompanying financial information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

	For the Year Ended December 31 2003	For the Year Ended December 31 2002
Stockholder's equity at the beginning of year	$ 23,703	$ 97,014
Add: Paid-in-capital	-	-
Net income (loss)	13,905	(21,154)
Other comprehensive income	30,800	(52,157)
Stockholder's equity at end of year	$ 68,408	$ 23,703

* * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	As of December 31 2003	As of December 31 2002
Balance at beginning of year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of year	$ -	$ -

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	As of December 31 2003	As of December 31 2002
Total stockholder's equity per statements of financial position	$ 68,408	$ 23,703
Less: Total nonallowable assets per statements of financial position	(18,600)	(9,444)
Net capital	$ 49,808 *	$ 14,259 *

* (See Note 8)

* * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	As of December 31 2003	As of December 31 2002
Net capital	$ 49,808	$ 14,259
Less: Minimum dollar net capital requirement - Note 8	(5,000)	(5,000)
Excess (deficiency of) net capital	$ 44,808 *	$ 9,259 *

* (See Note 8)

See accompanying notes and independent auditor's report.

CLARION AMERICAN SECURITIES, INC.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL
TO THE AUDITED COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	As of December 31 2003	As of December 31 2002
Unaudited net capital per focus report	$ 51,011	$ 23,409
Adjustments to asset accounts- increase (decrease):		
Cash	(12,143)	(2,053)
Corporate income tax estimates	-	140
Deferred income tax asset	-	-
Investment in common stock	-	3,014
Adjustments to liability accounts- decrease (increase):		
Corporate income taxes payable	(4,162)	-
Payroll taxes payable	15,380	(10,162)
Property taxes payable	-	(89)
Deferred income tax liability	-	-
Accounts payable	(278)	-
Adjustments to equity accounts- decrease (increase):		
Common stock	-	-
Additional paid-in capital	-	-
Retained earnings	-	-
Audited net capital as of December 31, 2003 and December 31, 2002	$ 49,808 *	$ 14,259 *

* (See Note 8)

See accompanying notes and independent auditor's report.

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT TO THE AUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	As of December 31 2003	As of December 31 2002
Unaudited excess net capital	$ 46,011	$ 18,409
Adjustments to asset accounts - increase (decrease):		
Cash	(12,143)	(2,053)
Corporate income tax estimates	-	140
Investment in common stock	-	3,014
Adjustments to liability accounts - decrease (increase):		
Corporate income taxes payable	(4,162)	-
Payroll taxes payable	15,380	(10,162)
Property taxes payable	-	(89)
Deferred income tax liability	-	-
Accounts payable	(278)	-
Adjustments to equity accounts- decrease (increase):		
Common stock	-	-
Additional paid-in capital	-	-
Retained earnings	-	-
Audited excess (deficiency of) net capital as of December 31, 2003 and December 31, 2002	$ 44,808 *	$ 9,259 *

* (See Note 8)

See accompanying notes and independent auditor's report.

March 9, 2004

To the Board of Directors of
Clarion American Securities, Inc.

Subject: Internal Accounting Control

In planning and performing our audit of the financial statements of Clarion American Securities, Inc., we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we noted certain matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

During our audit we noted that cash on hand was not properly accounted for, cash receipts were not always promptly deposited, personal medical expenses were paid using Company funds, travel mileage was not recorded, and instances where accounting records could not be located when needed. The causes of the problems appeared to be a lack of clearly specified systems for recording out-of-pocket cash expenses, depositing cash receipts, and filing records. It is our recommendation that cash be deposited upon receipt, that personal medical expenses not be paid out of company funds as these expenses are not tax deductible, and that a written log be kept of all business related vehicle mileage. Management has produced a written plan detailing new policies and procedures being implemented to address these conditions.

The management of Clarion American Securities, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

March 9, 2004
To the Board of Directors of
Clarion American Securities, Inc.
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. **However, none of the reportable conditions described above is believed to be a material weakness.**

These conditions were considered in determining the nature, timing, and extent of the audit tests applied in our audit of the December 31, 2003 and December 31, 2002 financial statements, and this report does not affect our report on those financial statements dated December 31, 2003 and December 31, 2002. We have not considered the internal control since the date of our report.

This report is intended solely for the information and use of management, and oversight organizations and is not intended to be and should not be used by anyone other than these specified parties.

Hau & Associates, S.C

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com